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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001

BakBone Software Incorporated
(Registrant's name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

Date: November 30, 2001	By	/s/ KEITH RICKARD Title: President and Chief Executive Officer

September 19, 2001

BC Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Toronto Stock Exchange

Dear Sirs:

RE:	BakBone Software Incorporated Special Meeting of Shareholders to be held October 9, 2001

On September 14, 2001 the following was sent by prepaid mail to each Common shareholder of the above Corporation:

1.
Notice of Meeting and Management Proxy Circular

2.
Proxy

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Sandra Evans
Senior Administrator
Client Relations
(403) 232-2416
sandra_evans@cibcmellon.com

cc:	BakBone Software Incorporated Attention: Charlene Martin

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SIGNATURES